Exhibit 99.2

HUYA INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: HUYA)

NOTICE OF ANNUAL GENERAL MEETING

to be held on February 12, 2020

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of HUYA Inc. (the “Company”) will be held at Building A3, E-Park, Hanxi Road Xinguang Expressway Intersection, Panyu District, Guangzhou 511446, People’s Republic of China on February 12, 2020 at 10:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on January 6, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, by sending an email to ir@huya.com or by writing to Investor Relations Department of the Company at HUYA Inc., Building A3, E-Park, Hanxi Road Xinguang Expressway Intersection, Panyu District, Guangzhou 511446, People’s Republic of China.

By Order of the Board of Directors,
HUYA Inc.

/s/ Rongjie Dong
Rongjie Dong
Chief Executive Officer

Guangzhou, China

December 30, 2019

[Signature Page to AGM Notice]